 FORM 52-109F1
CERTIFICATION OF INTERIM FILINGS

I, William Murray, President and Chief Executive Officer, of PolyMet Mining Corp. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings), of PolyMet Mining Corp. (the “Issuer”) for the period ending April 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The Issuer’s other certifying officers are I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared, and

(b)

evaluated the effectiveness of the Issuer’s disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the Issuer to disclosure in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such information.

DATED June 28, 2006

William Murray, President and Chief Executive Officer

“William Murray”
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